UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                Amendment No. 1

                    Under the Securities Exchange Act of 1934


                             DHB Capital Group, Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   23321E 103
                                 (CUSIP Number)


                                 Jeffrey Brooks
                                 44 Coconut Row
                              Palm Beach, FL 33480
                                (561) 833-4942
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                September 1, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement.     |   |

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 23321E 103                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey Brooks
         ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b) [x]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

            N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                           7        SOLE VOTING POWER

                                            0*

                           8        SHARED VOTING POWER


                           9        SOLE DISPOSITIVE POWER

                                            0

                          10        SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,219,407
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.9
   14    TYPE OF REPORTING PERSON
                    IN


*Subject to voting trust as provided by agreement dated July 22, 1998 and extending three years.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 23321E 103                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         No change.

Item 2.           Identity and Background

         No change.

Item 3.           Source and Amount of Funds or Other Consideration

         No change.

Item 4.           Purpose of  Transaction

         The purpose of the transaction is to reduce ownership per an agreement with NASDAQ.

Item 5.            Interest in Securities of the Issuer

         (a) The reporting person owns 1,219,407 shares of common stock of the issuer: he does not own any warrants or Class A Preferred stock of the Issuer.

         (b) The reporting person does not hold sole voting and investment power over all shares reported in paragraph (a) above. These shares are subject to a voting trust agreement.

Item 6.            Contracts, Arrangements, Understandings or Relationships
                   With the Issuer

         No change.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 23321E 103                                          Page 4 of 4 Pages
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Item 7.           Material to be Filed as Exhibits


         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by Jeffrey Brooks since the date of the filing of Schedule 13D.

The undersigned, after reasonable inquiry and to the best of each of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated:   September 1, 1998



                                    By:     /S/Jeffrey Brooks
                                            ------------------
                                            JEFFREY BROOKS

                                    EXHIBIT A


                     Transaction in Securities of the Issuer




                                       Number of Shares
Reporting Person     Sale Date       of Common Stock  (1)                 Price
----------------     ---------       --------------------                 -----

Jeffrey Brooks        9/1/98                938,631                       $4.50